UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BEASLEY BROADCAST GROUP, INC.

(Name of Issuer)

Class A Common Stock, par value $.001 per share

(Title of Class of Securities)

074014101

(CUSIP Number)

Caroline Beasley

3033 Riviera Drive, Suite 200

Naples, FL 34103

(239) 263-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Caroline Beasley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,275,822
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,275,822
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,275,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed by Caroline Beasley (the “Reporting Person”), with the United States Securities and Exchange Commission (the “SEC”) on December 9, 2010 (the “Schedule 13D”), relating to the Class A Common Stock, par value $.001 per share (the “Common Stock”), of Beasley Broadcast Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

This Amendment No. 2 is being filed to correct an error in Amendment No. 1, which incorrectly stated that the Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the George Beasley Estate Reduction Trust.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date hereof, the aggregate number of shares and percentage of Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof based on 10,908,309 shares of Common Stock outstanding as of December 31, 2018 and assuming the conversion on a one-for-one basis of each share of Class B Common Stock of the Issuer held by the Reporting Person.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Caroline Beasley	1,275,822	10.7%	1,275,822	0	1,275,822	0

The Reporting Person beneficially owns 1,275,822 shares of the Issuer’s Common Stock, which includes: (i) 495,764 shares of Class B Common Stock, which are convertible into shares of Common Stock on a one-for-one basis at the option of the holder at any time, held by the George G. Beasley Trust f/b/o Barbara Caroline Beasley u/a/d 12/9/08, of which the Reporting Person is the trustee; (ii) 553,276 shares of Class B Common Stock held by the Barbara Caroline Beasley Revocable Trust, dated April 14, 1998, as amended, of which the Reporting Person is the trustee; (iii) 213,582 shares of Common Stock held of record by the Reporting Person; and (iv) 13,200 shares of Common Stock held of record by the Reporting Person’s children which may be deemed to be beneficially owned by the Reporting Person.

(c)    None.

(d)    None.

(e)    Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2019

/s/ Caroline Beasley
Caroline Beasley